Exhibit 99.2

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL'S MALOY REFINERY TO GET INDONESIAN TAX HOLIDAY

KIPI Maloy, Kalimantan Timur, Indonesia, 25 April 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that the Company's Maloy Refinery business has been designated a "Pioneer Industry" and as such will be eligible for a newly announced Indonesian corporate income tax holiday.

Indonesia's Ministry of Finance this month issued a new "Tax Holiday" policy to encourage new investments in certain specified, strategic industries and business sectors that it designates as "Pioneer Industries". Integrated oil and gas refineries such as the Maloy Refinery project currently being developed by the Company's PT Kilang Kaltim Continental ("KKC") subsidiary are included in the list of designated Pioneer Industries. The new Tax Holiday policy confers a corporate income tax reduction for any Pioneer Industry for a fixed term. The length of the term is dependent upon the amount of total capital investment.

Accordingly, the Company's KKC subsidiary expects to receive a Tax Holiday facility of 100%, and pay zero corporate income tax, for a period of 7 years commencing from the date of first commercial production and sale of refined products from the Maloy Refinery. After the initial 7 year tax free period, an additional 2 years period applies during which KKC shall pay income tax at a 50% reduced rate. Indonesia's current corporate income tax rate is otherwise a flat 25% on taxable income.

About PT Kilang Kaltim Continental - KKC is the holder of a foreign direct investment license with the Indonesian government which permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity Maloy Refinery will be built in two phases and the first phase will have a capacity of 10,000 bpd. The refinery will produce motor fuels for local sale direct to underserved industrial and retail consumers within the East Kalimantan Province. The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the Tax Holiday benefits will be realized by the Company's subsidiary. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.